Veena K. Jain Partner veena.jain@faegredrinker.com +1 312 569 1167 direct	Faegre Drinker Biddle & Reath LLP 320 South Canal Street, Suite 3300 Chicago, Illinois 60606 +1 312 569 1000 main +1 312 569 3000 fax

August 25, 2023

Via EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549
Attention: David Mathews

Re:	AFA Multi-Manager Credit Fund (the “Fund”)
Post-Effective Amendment No. 2 to Registration Statement on Form N-2
File Nos. 333-252742 and 811-23636

Dear Mr. Mathews,

The following responds to the comments provided via telephone on August 11, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of the above-referenced post-effective amendment to the Fund’s Registration Statement on Form N-2 (the “Registration Statement) filed pursuant to Rule 486(a) under the Securities Act of 1933. The changes to the Fund’s disclosure discussed below will be reflected in Post-Effective Amendment No. 3 to the Fund’s Registration Statement to be filed on or about August 28, 2023.

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

Fund Summary

1.	Comment: Regarding the Funds’ 80% policy, please clarify the following in the disclosure: (1) the extent to which Direct Investments may be public or private; (2) whether the public credit-related securities in which the Fund may also invest are included within or separate from the definition of Underlying Investments or direct investments; and (3) how the Investment Manager determines whether an Underlying Fund is credit-related.

Response: The Fund will revise the disclosure to clarify that:

(1)       Direct Investments will be private loans and credit securities, not publicly traded credit securities;

(2)       Public credit-related securities in which the Fund may invest are included within the definition of Underlying Investments (i.e. Underlying Managers and Underlying Funds may invest in public credit-related securities) but excluded from Direct Investments; and

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(3)       An Underlying Fund is determined to be credit related if it invests primarily in debt and credit instruments

Please refer to Appendix A for the revised disclosure.

2.	Comment: In correspondence, please provide additional details regarding the Fund’s potential investments in Underlying Funds focused on royalties and why the Investment Manager believes that they are similar to credit investments for Names Rule purposes.

Response: The Fund may invest in Underlying Funds that invest in credit instruments secured by royalties or other contractual cash flow streams. These will be treated as credit investments for purposes of the Names Rule. The Fund has revised the disclosure to clarify that it may invest in loans secured by royalties or other contractual cash flow streams rather than in royalties themselves. Please refer to Appendix B for the revised disclosure.

Description of Shares

Purchasing Shares

3.	Comment: Please delete the first sentence on page 51 or revise to reflect that the Board will determine the circumstances under which investments may be accepted below the above-specified minimums and the factors that the Board will consider in making those determinations.

Response: The Fund has revised the disclosure to refer to the Fund’s policy approved by the Board under which investments may be accepted below the specified minimums. Please refer to Appendix C for the revised disclosure.

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We trust that the foregoing is responsive to your comments.

Sincerely,

Veena K. Jain

VKJ/lb

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APPENDIX A

The Fund operates as a “fund of funds” whereby the Fund’s assets are primarily allocated, in percentages determined at the discretion of the Investment Manager, among a range of investment vehicles that invest in private or public credit securities and other credit-related securities (“Underlying Funds”) ~~that are~~ managed by a select group of experienced institutional managers (“Underlying Managers”) chosen for their expertise in implementing various credit strategies. Up to 100% of the Underlying Funds may be private investment funds that are not registered under the Investment Company Act. Shareholders will indirectly bear a portion of the asset-based fees and other expenses incurred by the Fund as an investor in the Underlying Funds. For either investment or hedging purposes, certain Underlying Funds may engage in short sales and/or invest in derivative instruments, such as options, futures and forward currency contracts. The Fund may also invest directly in private loans and private credit securities ~~in direct investments~~ (“Direct Investments”) that are typically originated, serviced, and/or underwritten by Underlying Managers. The holdings of the Underlying Funds and Direct Investments together comprise the underlying investments (“Underlying Investments”) of the Fund.

APPENDIX B

The Fund will generally allocate more than 80% of its net assets, including any borrowings for investment purposes, either directly or indirectly, in Underlying Investments of the following types: asset-based lending, receivables financing, real estate lending, specialty finance, loans secured by royalties and other contractual cash flows, leasing, intellectual property lending, peer to peer and consumer lending, litigation finance, trade finance, opportunistic credit, distressed lending, debtor-in-possession, and direct corporate lending. The Fund may change the types of Underlying Investments in which it may invest, and one or more of the investment types described above may not be represented in the Fund at any given time. The Fund may also invest in public credit-related securities, including leveraged loans, high yield bonds, structured credit, collateralized loan obligations (“CLOs”), public credit instruments and derivative contracts, and other public credit-related securities.

APPENDIX C

The Fund, under policies approved by the Fund’s Board of Trustees, ~~in its sole discretion,~~ may accept investments below the above-specified minimums.